Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2018

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary
obligations during the quarter:

Summary information in respect of purchases and sales of
ADB's primary obligations in the first quarter of 2018 is set out
in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended
31 March 2018 have not been approved by ADB's Board of
Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during
such quarter of any exhibits previously filed with the
Commission under any statute:

There were no material modifications or amendment of any
exhibits previously filed with the Commission.



ADB
ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FIRST QUARTER 2018

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1227_AUDM0023_00_1	11-Jan-18	11-Jan-23	AUD400mn 2.65% Notes	AUD	400,000,000.00
1236_AUDM0024_00_1	8-Feb-18	8-Aug-28	AUD500mn 3.30% Notes	AUD	500,000,000.00
1236_AUDM0024_01_1	2-Mar-18	8-Aug-28	AUD100mn 3.30% Notes	AUD	100,000,000.00
1236_AUDM0024_02_1	28-Mar-18	8-Aug-28	AUD100mn 3.30% Notes	AUD	100,000,000.00
			AUD TOTAL		**1,100,000,000.00**
1235_GMTN0962_00_2	9-Feb-18	3-Mar-22	BRL49.2mn 6.51% Notes payable in USD	BRL	49,200,000.00
1240_GMTN0966_00_2	5-Mar-18	5-Mar-21	BRL35.0mn 6.38% Notes payable in USD	BRL	35,000,000.00
			BRL TOTAL		**84,200,000.00**
1054_GMTN0794_02_1	24-Jan-18	10-Nov-19	CNY100mn 3.20% Notes	CNY	100,000,000.00
1054_GMTN0794_03_1	28-Mar-18	10-Nov-19	CNY350mn 3.20% Notes	CNY	350,000,000.00
			CNY TOTAL		**450,000,000.00**
1228_GMTN0956_00_1	11-Jan-2018	15-Dec-2022	GBP400mn 1.000% Notes	GBP	400,000,000.00
1239_GMTN0965_00_1	1-Mar-2018	15-Dec-2023	GBP250mn 1.375% Notes	GBP	250,000,000.00
			GBP TOTAL		**650,000,000.00**
1242_GMTN0968_00_2	16-Mar-2018	16-Mar-2020	HKD200mn 1.940% Notes	HKD	200,000,000.00
1243_GMTN0969_00_2	16-Mar-2018	16-Mar-2020	HKD200mn 1.940% Notes	HKD	200,000,000.00
1244_GMTN0970_00_2	19-Mar-2018	19-Mar-2020	HKD200mn 1.990% Notes	HKD	200,000,000.00
1246_GMTN0972_00_2	22-Mar-2018	22-Mar-2020	HKD100mn 1.950% Notes	HKD	100,000,000.00
			HKD TOTAL		**700,000,000.00**
1229_NZDM0008_00_1	17-Jan-18	17-Jan-23	NZD500mn 3.00% Notes	NZD	500,000,000.00
1237_GMTN0963_00_2	1-Mar-18	1-Sep-28	NZD500mn 3.80% Notes	NZD	500,000,000.00
			NZD TOTAL		**1,000,000,000.00**
1233_GMTN0960_00_2	26-Jan-18	26-Jan-28	SEK250mn 1.47% Notes	SEK	250,000,000.00
			SEK TOTAL		**250,000,000.00**
1238_GMTN0964_00_2	27-Feb-18	26-Feb-21	TRY236mn 11.15% Notes	TRY	236,000,000.00
1247_GMTN0973_00_2	27-Mar-18	26-Mar-21	TRY173mn 11.72% Notes	TRY	173,000,000.00
			TRY TOTAL		**409,000,000.00**
1230_GMTN0957_00_1	19-Jan-18	20-Jan-21	USD3.750bn 2.25% Global Notes	USD	3,750,000,000.00
1231_GMTN0958_00_1	19-Jan-18	19-Jan-28	USD1.50bn 2.75% Global Notes	USD	1,500,000,000.00
1232_GMTN0959_00_2	26-Jan-18	26-Jan-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1057_GMTN0797_06_2	29-Jan-18	15-Dec-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1234_GMTN0961_00_2	1-Feb-18	1-Feb-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1133_GMTN0867_03_1	5-Feb-18	16-Jun-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1057_GMTN0797_07_2	20-Feb-18	15-Dec-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1179_GMTN0910_01_1	28-Feb-18	16-Mar-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1133_GMTN0867_04_1	7-Mar-18	16-Jun-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1057_GMTN0797_08_2	9-Mar-18	15-Dec-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1241_GMTN0967_00_2	14-Mar-18	15-Mar-19	USD50mn Floating Rate Notes	USD	50,000,000.00
1245_GMTN0971_00_1	20-Mar-18	17-Mar-23	USD3.250bn 2.75% Global Notes	USD	3,250,000,000.00
			USD TOTAL		**9,350,000,000.00**

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF REDEMPTIONS
FOR THE FIRST QUARTER 2018

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0849_AUDM0007_00_1	22-Feb-18	22-Feb-18	AUD700mn 6.00% Notes	0.00	700,000,000.00
				AUD - TOTAL	**0.00**	**700,000,000.00**
BRL						
BRL	1097_GMTN0834_00_2	14-Dec-18	29-Jan-18	BRL41.94mn 10.50% Notes payable in JPY	41,940,000.00 [a]	0.00
BRL	1104_GMTN0839_00_2	28-Jan-18	1-Mar-18	BRL32.65mn 10.58% Notes payable in JPY	32,650,000.00 [a]	0.00
BRL	1027_GMTN0771_00_2	27-Mar-18	27-Mar-18	BRL275.1mn 9.11% Notes payable in USD	0.00	275,100,000.00
BRL	1067_GMTN0804_00_2	12-Mar-18	12-Mar-18	BRL137.45mn 8.78% Notes payable in JPY	0.00	137,450,000.00
BRL	1070_GMTN0807_00_2	29-Mar-18	29-Mar-18	BRL47.20mn 8.31% Notes payable in JPY	0.00	47,200,000.00
				BRL - TOTAL	**74,590,000.00**	**459,750,000.00**
GEL						
GEL	1064_NMTN_00	15-Feb-18	15-Feb-18	GEL100mn Floating Rate Notes	0.00	100,000,000.00
				GEL - TOTAL	**0.00**	**100,000,000.00**
JPY						
JPY	1167_GMTN0900_00_2	27-Jul-18	29-Jan-18	JPY4.872bn 1.50% Callable Dual Currency Notes	4,872,000,000.00 [b]	0.00
				JPY - TOTAL	**4,872,000,000.00**	**0.00**
USD						
USD	1028_GMTN0772_00_1	28-Feb-18	28-Feb-18	USD500mn Floating Rate Notes	0.00	500,000,000.00
USD	1028_GMTN0772_01_1	28-Feb-18	28-Feb-18	USD100mn Floating Rate Notes	0.00	100,000,000.00
USD	1028_GMTN0772_02_1	28-Feb-18	28-Feb-18	USD100mn Floating Rate Notes	0.00	100,000,000.00
USD	1028_GMTN0772_03_1	28-Feb-18	28-Feb-18	USD75mn Floating Rate Notes	0.00	75,000,000.00
USD	1105_GMTN841_00_1	8-Feb-18	8-Feb-18	USD1.000bn Floating Rate Notes	0.00	1,000,000,000.00
USD	1168_GMTN0899_00_1	26-Jan-18	26-Jan-18	USD300mn Floating Rate Notes	0.00	300,000,000.00
				USD - TOTAL	**0.00**	**2,075,000,000.00**
ZAR						
ZAR	0626_GMTN0380_00_2	26-Mar-18	26-Mar-18	ZAR100mn 7.75% Notes	0.00	100,000,000.00
				ZAR - TOTAL	**0.00**	**100,000,000.00**

[a] Partial buyback on indicated Redemption Date.
[b] Call option was exercised on indicated Redemption Date.